November 3, 2008

VIA EDGAR AND FEDERAL EXPRESS

Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Deer Valley Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008
File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated September 25, 2008 regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 and Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008. Your comments are set forth below in italics, and each comment is followed by the Company’s response

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response

The Company acknowledges the staff’s comment and has provided, where appropriate, the revised disclosures for future filings.

Item 7 – Financial Statements, page 17

General

2.	Please tell us whether the Southeast region and the South Central region, as disclosed on page 5, represent separate operating segments as defined in paragraph 10 of SFAS 131. If not, please tell us in detail why not. If you believe that they represent separate operating segments and you meet the aggregation criteria discussed in paragraph 17 of SFAS 131, please provide us with the analysis you performed in reaching this conclusion.

The Company has reviewed the definition of an operating segment pursuant to paragraph 10 of SFAS 131 and concluded no separate operating segments exist.

United States Securities and Exchange Commission

October 7, 2008

The Company’s operations are currently managed by one team whose primary focus is on the overall results of the Company. The Company has only two manufacturing facilities in close proximity to each other in northwest Alabama, with one upper-level management, financial, and administrative team for all operations. The same product is produced at both locations, factory-built manufactured homes. Other than relationships with independent dealers, the Company does not have any facilities, sales offices, or other material presence at any location other than northwest Alabama. As a result, the enterprise is not organized around differences in products and services, geographic areas, regulatory environments, or a combination of such factors. In addition, the management team lacks the discrete financial information necessary to allocate resources or assess performance based on separate operating segments. The sales figures included in the Company’s filings are the only financial information available to and reviewed by the management team on a separate basis, and merely provides a geographic indicator to the reader of where products are sold by independent dealers.

The Company acknowledges the staff’s comment and will include the following disclosure in future filings:

Independent Dealer Network, Sales and Marketing

As of the date of this filing, we had approximately 80 participating independent dealers marketing our factory-built homes at around 100 locations. Our independent dealers are not required to exclusively sell our homes and will typically choose to offer the products of other manufacturers in addition to ours. We do not have written exclusive agreements with our independent dealers and do not have any control over the operations of, or financial interest in, any of our independent dealers.

We believe that our independent dealer network enables us to avoid the substantial investment in management, capital, and overhead associated with company-owned sales centers. Although we do not rely upon exclusive dealer arrangements, we typically rely upon a single dealer within a given geographical market to distribute our products. We believe our strategy of selling our homes through independent dealers helps to ensure that our homes are competitive with those of other companies in terms of quality, consumer acceptability, product design, and price.

During the fiscal year ended December 31, 2007, we estimate that the percentage of our revenues by region was as follows:

Regions	Primary States	Percentage of Revenue by Region
Southeast	Alabama, Florida, Georgia, Kentucky, Mississippi, Tennessee and West Virginia	54%

South Central	Louisiana, Oklahoma, Texas, Illinois, Arkansas, Missouri, Indiana and Kansas	46%

Our manufacturing facility currently serves approximately 80 dealers and our sales staff maintains and monitors our relationships with each independent retailer in an effort to maintain excellent relationships with our network of independent dealers.

Sales information provided above is merely a geographic indicator to the reader of where the Company’s products are sold by region. The Company does not maintain separate operating segments pursuant to SFAS 131. As a result, the Company does not separately report financial information, by geographic sales area or otherwise, for separate operating segments.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

3.	Your auditors indicate in their reports that their audits were conducted in accordance with “auditing” standards of the Public Company Accounting Oversight Board (United States). Please confirm to us in your supplemental response that your auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422, Commission Guidance Regarding the Public Company Accounting Oversight Board’s Auditing and Related Professional Practice Standard No.1. If the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), please have your auditors revise their audit opinions in future filings to indicate that fact.

Response

The Company and its auditors confirm that our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.

The following is an illustration of the report which will be included in future filings:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Deer Valley Corporation:

We have audited the accompanying consolidated balance sheets of Deer Valley Corporation and Subsidiary (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deer Valley Corporation and Subsidiary at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KBL,LLP

Tampa, Florida

February     , 2009

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Note 2 – Summary of Significant Accounting Policies

General

4.	Please disclose the types of expenses that you include in the cost of revenue line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenue line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose:

•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Response

The Company acknowledges the staff’s comment and will update our significant accounting policies to disclose that the following types of expenses are included in our cost of revenue line item: purchase and receiving costs, freight in, direct and indirect labor, supply costs, warehousing, direct and indirect overhead costs, inspection, transfer, actual and accrued warranty, depreciation, and amortization costs.

Additionally the Company will disclose the following types of expenses are included in the selling, general, and administrative expense line item in future filings: sales commissions, bad debt expense, advertising, administrative overhead and labor, and legal and professional fees.

The following is an example of disclosure to be included in future filings:

Cost of Sales- The Company includes the following types of expenses in cost of sales: purchase and receiving costs, freight in, direct and indirect labor, supply costs, warehousing, direct and indirect overhead costs, inspection, transfer, actual and accrued warranty, depreciation, and amortization costs

Selling, General, and Administrative- The Company includes the following types of expenses in selling, general, and administrative expense: sales commissions, bad debt expense, advertising, administrative overhead and labor, and legal and professional fees.

5.	Please review your accounting policy footnote to indicate if you include any depreciation or amortization in your cost of revenue. If you do not include depreciation or amortization in your cost of revenue, please revise your description of cost of revenue on the face of statements of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of revenue (exclusive of depreciation and amortization shown separately below).” See SAB Topic 11:B.

Response

The Company acknowledges the staff’s comment and will update our accounting policy footnote in future filings to disclose our inclusion of depreciation and amortization expense in the cost of revenue line item.

The following is an example of disclosure to be included in future filings:

Cost of Sales- The Company includes the following types of expenses in cost of sales: purchase and receiving costs, freight in, direct and indirect labor, supply costs, warehousing, direct and indirect overhead costs, inspection, transfer, actual and accrued warranty, depreciation, and amortization costs

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Stock Based Compensation

6.	We note that the options you awarded to members of your board of directors in July 2007 and September 2007 had terms of 10 years. It appears from your disclosures that you used an expected volatility rate of 26.3% and an expected option life of 2 years as assumptions in your Black-Scholes valuation model to estimate the fair value of the option awards issued during the year ended December 31, 2007. Please provide us with your calculations and methodology that support the volatility rate and expected option life assumptions. Please also provide us with your calculations and methodology that support the expected volatility rates used to value the put liability at inception, December 31, 2007, March 31, 2008 and June, 2008.

Response

The Company acknowledges the Staff’s comments and proposes the following responses below to comment 6 related to Stock Based Compensation and its Put Liability:

Stock Based Compensation

We have reviewed our assumptions and methodology used in calculating our volatility that we used in the valuation of our stock option awards. After reconsidering our assumptions and methodology, we believe that our approach was not consistent with the guidance set forth in SFAS 123R “Share Based Payment” (SFAS123(R)). We now have applied the guidance set forth in A32(a) of SFAS123(R), which states that entities should consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of the share option. Accordingly, we have recalculated our historical volatility and expected term.

In recalculating our estimate of expected volatility, we have applied Question 6 Topic D of Staff Accounting Bulletin 107 (SAB107) and have established a peer group consisting of 5 companies with similar characteristics as our Company, and used a blended average of historical volatilities of these peers over historical periods commensurate with the expected term of each option. Additionally, we revalued our stock-options granted using a trinomial lattice model instead of the Black-Scholes model we had previously used. As a result, the expected term was generated using the trinomial lattice model. The model uses the contractual term of 10 years and then arrives at the expected term based upon the assumptions used in valuing the instrument.

In addition to the estimated expected volatility and expected term, the Company considered other assumptions that were relevant in establishing the fair value of the stock-options granted. We considered the expected post vesting exit rate for members of our board. Due to the fact that these positions are elected positions through the vote of the common shareholders and the fact that, currently, our board members are not paid director’s fees, we have estimated this post vesting exit rate to be 50%.

As part of the aforementioned process, our share-based payment arrangements and accounting under SFAS123R was scrutinized and reconsidered. As stated above, assumptions underlying the selected valuation technique comply with SFAS123R and SAB107. Notwithstanding the foregoing, the 2007 stock-based compensation expense we calculated using these revised assumptions was $126,195. Our revised calculation is $6,292 more than our original amount reported of $119,903. As this difference is not material to our financial statements, either quantitatively or qualitatively, we have chosen not to restate our stock-based compensation expense for 2007.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Presented in the tables below is our summary of our estimate of expected volatility and expected term that we used in our recalculation of stock-based compensation expense:

	Volatility Period
Valuation Date	Beginning Date	End Date for Volatility	Time Years	Weighted Average Volatility	Total Weight*
09/07/07	09/08/02	09/07/07	10	42.25%	100%
07/01/07	07/02/02	07/01/07	10	43.90%	100%

*	The sum weight of all peer company’s equals the total weight.

Peer Group	Weighting	Valuation Date 07/02/02	Valuation Date 09/07/07
Peer 1	20%	60.18%	55.62%
Peer 2	20%	61.27%	60.04%
Peer 3	20%	37.96%	35.44%
Peer 4	20%	26.49%	27.15%
Peer 5	20%	33.60%	33.01%

In summary, we have applied the guidance in SFAS123R and SAB107 to arrive at our revised estimate of expected volatility and have used the contractual term as an input to our trinomial lattice model. In our model, we have included the required assumptions pursuant to paragraph A18 of Statement 123R, which at a minimum, must be:

Assumption	9/07/07 Grant	7/01/07 Grant
Exercise Price	$1.09	$1.14
Expected Term	10	10
Current Price of Underlying Shares	$1.01	$1.12
Expected Volatility	42.25%	43.90%
Expected Dividends	None	None
Risk Free Interest Rate	4.92%	4.03%

In addition to the minimum level of assumptions, we have incorporated into our model the impact of the post vesting exit rate of 50%. We will disclose in future filings all relevant assumptions and the models utilized in the valuation of stock options and consistently apply their methodology taking into consideration new information that may impact the value of future grants.

Put Liability

For purposes of valuing the put liability, we calculated our estimate of expected volatility in a manner consistent with the interpretive response to Question 6 Topic D of SAB 107. While the guidance is specifically addressing the valuation of stock-option awards, we believe this to be analogous to the Put Liability with respect to calculating expected volatility. Accordingly, we established a peer group consisting of 7 companies with similar characteristics as our Company (those used above in valuing stock-option grants along with 2 additional), and used a blended average of historical volatilities of these peers over historical periods commensurate with the term of the Put instrument being valued. The Put is being valued over a three year contractual term consisting of three valuation dates or tranches. The following tables reflect our calculated estimate of expected volatility which we used in our valuation model:

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

	Volatility Period
Valuation Date	Beginning Date	End Date for Volatility	Yrs	Weighted Average Volatility	Total Weight*
INCEPTION:
TRANCHE 1	11/19/06	11/19/07	1	45.02%	100%
TRANCHE 2	11/19/05	11/19/07	2	40.81%	100%
TRANCHE 3	11/19/04	11/19/07	3	41.12%	100%
DECEMBER 31, 2007
TRANCHE 1	11/20/06	12/31/07	1	49.03%	100%
TRANCHE 2	11/20/05	12/31/07	2	43.46%	100%
TRANCHE 3	11/20/04	12/31/07	3	42.90%	100%
MARCH 31, 2008
TRANCHE 1	03/31/07	03/31/08	1	59.09%	100%
TRANCHE 2	03/31/06	03/31/08	2	49.84%	100%
TRANCHE 3	03/31/04	03/31/08	3	45.21%	100%
JUNE 30, 2008
TRANCHE 1	06/30/07	06/30/08	1	50.80%	100%
TRANCHE 2	06/30/06	06/30/08	2	47.46%	100%
TRANCHE 3	06/30/05	06/30/08	3	44.48%	100%

*	The sum weight of all peer company’s equals the total weight.

Peer Group	Weighting	Tranche 1	Tranche 2	Tranche 3
INCEPTION:
Peer 1	15%	49.50%	47.42%	51.03%
Peer 2	10%	65.52%	64.25%	59.61%
Peer 3	15%	45.04%	41.09%	41.23%
Peer 4	15%	48.21%	40.10%	37.07%
Peer 5	15%	37.36%	38.4%	37.10%
Peer 6	20%	31.38%	28.35%	36.03%
Peer 7	10%	51.79%	36.60%	29.83%
DECEMBER 31, 2007
Peer 1	15%	48.57%	47.03%	50.69%
Peer 2	10%	70.17%	66.85%	61.70%
Peer 3	15%	46.15%	41.95%	41.84%
Peer 4	15%	50.36%	41.93%	38.55%
Peer 5	15%	42.56%	41.09%	39.03%
Peer 6	20%	41.04%	34.35%	39.18%
Peer 7	10%	56.60%	41.05%	33.79%
MARCH 31, 2008
Peer 1	15%	52.02%	50.53%	53.42%
Peer 2	10%	75.86%	71.59%	65.23%
Peer 3	15%	61.92%	51.59%	47.91%
Peer 4	15%	68.37%	52.98%	46.92%
Peer 5	15%	60.47%	50.06%	45.99%
Peer 6	20%	44.53%	36.73%	39.29%
Peer 7	10%	61.80%	45.58%	37.15%
JUNE 30, 2008
Peer 1	15%	60.92%	53.57%	54.15%
Peer 2	10%	77.43%	72.56%	66.03%
Peer 3	15%	77.88%	62.06%	55.11%
Peer 4	15%	70.22%	54.24%	47.94%
Peer 5	15%	60.88%	50.13%	46.41%
Peer 6	20%	45.95%	37.61%	39.17%
Peer 7	10%	49.50%	47.63%	38.85%

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Note 9 – Equity Transactions

7.	In order to help us more clearly understand how you accounted for the issuance of your Series E convertible preferred stock, please address the following:

•

Please tell us what consideration you gave to SFAS 150 in accounting for this instrument. If you determined that the instrument is not within the scope of SFAS 150, please clearly tell us how you made this determination:

•

Please further advise on your consideration of SFAS 133 in accounting for this instrument. Specifically please address whether you determined it was appropriate to bifurcate the conversion features in accordance with paragraph 12 of SFAS 133;

•	Please tell us how you considered whether your Series E convertible preferred stock was conventional convertible pursuant to paragraph 4 of EITF 00-19. Refer to EITF 05-2;

•

Please discuss your allocation of the proceeds to the Series E convertible preferred stock and the warrant exercisable for 250,000 shares of common stock pursuant to APB 14 as well as your accounting for the warrants;

•

If you determined that the conversion feature did not need to be bifurcated and accounted for separately, please provide us with your analysis in accordance with EITF 98-5 and EITF 00-27 to determine whether a beneficial conversion feature exists; and

•

Please provide us with a summary of how you allocated amounts to each component, including any amounts which are allocated to derivatives that you determined need to be bifurcated and accounted for separately.

Response

The Company acknowledges the Staff’s comments and proposes the following responses below to comment 7 related to Equity Transactions:

•

We were asked to tell what consideration we gave to Statements on Financial Accounting Standards No. 150 Accounting for Certain Financial Instruments with Characteristics of both Equity and Liability (“SFAS 150”) in the accounting for the instruments. As an initial consideration, we considered whether the Series E Preferred Stock (the “Series E Preferred”) and warrants were, by the terms in the agreements, financial instruments that required liability classification under SFAS 150. SFAS 150 generally provides that

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

financial instruments that are issued in the form of shares that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur, be classified as liabilities. The Series E Preferred and warrants do not provide for cash redemption features. Accordingly, they are not considered within the scope of SFAS 150. These financial instruments will be analyzed under SFAS 133 Accounting for Derivative Financial Instruments and Hedging Activities (“SFAS133”). See further analysis of the Series E Preferred and warrant agreements in the revised disclosures below.

•

We were asked to further advise the SEC of our consideration of SFAS 133 in accounting for the instrument. The terms and conditions of the Series E Preferred stock were subject to evaluation under SFAS 133 and the details of this evaluation are included in the revised disclosures below. As such, the host contract was deemed to be akin to an equity instrument, so the risks associated with the conversion option relate to equity risks. Therefore, the conversion option was considered clearly and closely related to the host preferred stock contract and bifurcation was not required. The revised disclosures below include additional information related to the consideration of SFAS 133 in accounting for the instruments.

•

We were asked to tell how we considered whether the Series E Convertible Preferred stock was conventional convertible under EITF 00-19 by reference to EITF 05-02. Each share of Series E Preferred Stock is convertible into one share of common stock and the agreements contain only standard anti-dilution provisions. According to the guidance of EITF 05-2, instruments that provide the holder with an option to convert into a fixed number of shares for which the ability to exercise the option is based on the passage of time or a contingent event, should be considered “conventional” for purposes of applying 00-19. Since the Series E Preferred met this definition, it would meet the definition of conventional convertible. Further, we also concluded that bifurcation was not necessary since the Series E Preferred was more akin to an equity instrument. The revised disclosures below include additional information related to the consideration of whether the Series E Convertible Preferred Stock met the conventional convertible exemption.

•

We were asked to discuss our allocation of the proceeds to the Series E Convertible Preferred Stock and warrants pursuant to APB 14 and our accounting for the warrants. The repurchase of common stock for Series E Preferred Stock and warrants was considered a treasury stock transaction. We purchased shares of common stock from a shareholder at a price that was in excess of the current market price of the treasury shares. Therefore, we determined the proper accounting for this transaction was in accordance with FASB Technical Bulletin No. 85-6: Accounting for the Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending against a Takeover Attempt (“FTB 85-6”).

In accordance with the guidance, the price paid in excess of the amount accounted for as the cost of treasury shares should be attributed to the other elements of the transaction and accounted for according to their substance and only the amount representing the fair value of the treasury shares should be accounted for as the cost of shares acquired. As such, allocation of proceeds under APB 14 is not considered applicable to this transaction.

The warrants are derivative financial instruments that are indexed to the Company’s own stock and, accordingly, equity classification of the warrants is dependent upon meeting eight specific conditions for equity classification provided in EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. As noted below in the revised disclosures, we evaluated the warrants under EITF 00-19, and noted that (i) there were no explicit conditions that required net cash settlement, (ii) the contract permits us to settle in unregistered shares, (iii) there was no provisions which indicated the warrant holders had rights that ranked higher than those of a shareholder of the common stock, (iv) the Company had sufficient shares to settle the contracts and (v) there was no requirement to post collateral. Based on the terms of the warrant agreements, the warrants achieved equity classification.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

FTB 85-6 embodies a presumption that rights and privileges exist when the entity pays a significant premium over the current market price of the common stock being acquired. Under the guidance of paragraph 5 of FTB 85-6 and Point 2 from the CCH Publication mentioned below, the difference in the fair value of the securities exchanged should be expensed in the income statement.

CCH, in its publication, Accounting for Purchases of Treasury Shares at a Price Significantly in Excess of the Current Market Price, sets forth the following:

Analyzing Treasury Share Repurchases

1. The first issue is whether or not there are stated or unstated rights or privileges being conveyed to the purchaser of the treasury stock as part of the transaction. TB 85-6 presumes such rights or privileges exist when the entity pays a significant premium over the current market price for the stock and the entity must have a basis to overcome that presumption. If that presumption is overcome, the entire amount paid for the treasury stock is charged to equity regardless of the significance of the premium over current market prices. Paragraphs 3 and 9 of TB 85-6 support this conclusion.

2. If stated or unstated rights or privileges are conveyed as part of the purchase of the treasury stock, the amount allocated to the purchase of the treasury stock should be based on the current market price of the stock acquired — with one exception (see point 3 for the exception). Accordingly, any amount paid in excess of the current market price of the shares acquired is expensed (paragraph 5 of TB 85-6) in the income statement (paragraph 7 of TB 85-6).

3. The exception to the guidance in point 2 occurs when the registrant purchases a “large block” of stock (judgment is required to determine what a “large block” of stock is) and has evidence (for example, an appraisal of that block of stock) that the fair value of that block of stock is different than the amount derived from the current market price for a share of stock. Paragraph 15 of TB 85-6 supports this exception to the general rule as discussed in point 2.

The CCH Publication also addresses that they discussed their model informally with the SEC staff in late 1999 and based on the oral discussions with the SEC staff, they understood that the SEC staff would not object to the use of this model when evaluating treasury share repurchases.

•

We were asked to advise you on our consideration of EITFs 98-5 and 00-27 to determine whether a beneficial conversion feature existed. These standards related to beneficial conversion options (i.e. instances where the conversion price is lower than the trading market price of the indexed security). These standards were not applicable to this transaction since other accounting standards, discussed above, required the financial instruments issued in exchange for the common stock (i.e. the Preferred Stock and the Warrants) to be recorded at their at their fair values. As a result of application of these other standards, the financial instruments do not embody a beneficial conversion option, as defined in EITF 98-5, on the inception date of the Exchange Transaction.

•

We were asked to provide a summary of how we allocated amounts to each component, including amounts which were allocated to derivatives that we determined needed to be bifurcated and accounted for separately. We had originally recorded the exchange of common stock for Series E Preferred and warrants at par value of the Preferred Stock by recording the following entries:

May 21, 2007
Series E Convertible Preferred (equity)	(2,500)
Common stock	250
APIC	2,250

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Upon further analysis of the transaction we determined that our original entry to record the exchange did not account for the premium paid over the current market price of the common stock being acquired. FTB 85-6 embodies a presumption that rights and privileges exist when the entity pays a significant premium over the current market price of the common stock being acquired Pursuant to FTB 85-6 we considered whether the fair value of the instruments exchanged was significantly in excess of the fair value of the common stock acquired. The additional consideration in the form of warrants which were issued in connection with the exchange transaction were presumably given to compensate the investor for his willingness to accept preferred stock which was convertible into “unregistered” shares and warrants exercisable into “unregistered” shares in exchange for his registered common shares.

The substance of this transaction was that of an unstated right or privilege. Accordingly, the difference in the fair value of the registered and unregistered shares of common stock exchanged should be expensed in the income statement. We determined that the fair value of the warrants represented the difference in the fair value of the registered and the unregistered shares of common stock exchanged. The warrants were valued using the Black-Scholes-Merton (“BSM”) valuation technique. Since the premium over the current market price of the stock is recorded to expense, the remaining value being allocated to the treasury stock is equal to the current market price of the stock.

We noted no additional derivatives in the Series E Preferred Stock agreement or the warrant agreements which required bifurcation.

Based upon this Analysis of the Exchange, we determined that the proper entry to record the transaction is as follows: (Note: Treasury Stock was retired immediately following the exchange)

May 21, 2007
Treasury stock	299,750
Common stock (par $.001)	250
APIC	(297,500)
Series E Convertible Preferred (equity) (par $.01)	(2,500)
Warrants (equity)	(3,504)
Expense	3,504

The Company acknowledges the Staff’s comments and we have performed an analysis of the exchange of Common Stock for Series E Preferred Stock and Warrants. As a result, we have concluded that our future financial statements require the following revised disclosures:

On May 21, 2007, we reacquired 250,000 shares of common stock in exchange for 250,000 shares of Series E Preferred Stock and Series F2 warrants to purchase 250,000 shares of common stock with an exercise price of $2.25 per share. Since we are reacquiring our own common stock in the exchange, we recorded this as a treasury stock transaction. The cost method is generally used in accounting for treasury stock. Under this method, the treasury stock account is debited for the cost of the shares acquired. With respect to this Exchange Transaction, the cost of the treasury shares would generally be represented by the fair value of the instruments exchanged; however we are required to further evaluate the transaction under FTB 85-6 to determine if the substance of the transaction included stated or unstated rights and privileges to which the acquisition price must be allocated.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Paragraph 2-3 of FASB Technical Bulletin No. 85-6: Accounting for the Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending against a Takeover Attempt (“FTB 85-6”) provides that:

“An agreement to purchase shares from a shareholder may also involve the receipt or payment of consideration in exchange for stated or unstated rights or privileges that should be identified to properly allocate the purchase price…If the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached should be accounted for as the cost of shares acquired. The price paid in excess of the amount accounted for as the cost of treasury shares should be attributed to the other elements of the transaction and accounted for according to their substance”

Pursuant to FTB 85-6 we considered whether the fair value of the instruments exchanged was significantly in excess of the fair value of the common stock acquired. The additional consideration in the form of warrants which were issued in connection with the exchange transaction were specifically given because the investor was exchanging “registered” common stock for preferred stock which was convertible into “unregistered” shares and warrants exercisable into “unregistered” shares. We determined that the fair value of the warrants represents the difference in the fair value of the registered and the unregistered shares of common stock exchanged.

FTB 85-6 embodies a presumption that rights and privileges exist when the entity pays a significant premium over the current market price of the common stock being acquired. The intent of issuing warrants in connection with the exchange was to compensate the investor for his willingness to accept unregistered shares in exchange for his registered common shares.

In summary:

•	The combined value of the preferred stock and the warrants, in fact, represents a premium over the market price of the common stock acquired.

•	The investor received unstated rights representing the right to compensation for the difference between the fair value of registered and unregistered shares.

•	The fair value of the unstated rights issued in the exchange required separate recognition under FTB 85-6

The overall accounting for the Exchange required consideration regarding the classification of the warrants and the Series E Preferred Stock. Warrants are derivative financial instruments that are indexed to the Company’s own stock and, accordingly, equity classification of the warrants is dependent upon meeting eight specific conditions for equity classification provided in EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In evaluating the warrants under EITF 00-19, we noted that (i) there were no explicit conditions that required net cash settlement, (ii) the contract permits us to settle in unregistered shares, (iii) there was no provisions which indicated the warrant holders had rights that ranked higher than those of a shareholder of the common stock, (iv) the Company had sufficient shares to settle the contracts and (v) there was no requirement to post collateral. Based on the terms of the warrant agreements, the warrants achieved equity classification.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

The warrants issued as part of the exchanged were valued using the Black Scholes Merton (“BSM”) valuation method. Significant assumptions underlying the BSM calculations are as follows:

May 21, 2007
Trading market price	$1.20
Strike or exercise price	$2.25
Expected term in years	5yrs
Volatility	44.44%
Risk-free rate	4.71%
Expected dividend rate	$0.00

In addition to the assumptions above, we considered the volume of newly issued shares that would be infused into the market upon conversion of all outstanding and exercisable warrants and employee stock options and their impact on the market price of the stock, the dilutive effect. Accordingly, we have included this dilutive effect in our computation of the fair value. The methodology employed assumed that all instruments would be exercised as one “block” as contemplated by fair value measurement under SFAS 157, Fair Value Measurements.

In considering the application of Statement 133 to the Series E Preferred stock, we identified those specific terms and features embedded in the contracts that possess the characteristics of derivative financial instruments. Those features included the conversion option and the standard anti-dilution features. In evaluating the respective classification of these embedded derivatives, we were required to determine whether the host contract (the Series E Preferred) was more akin to a debt or equity instrument in regards to the risks. In order to reach this conclusion we reviewed the salient terms and features of the instruments to develop the basis for conclusions under EITF D-109 Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under Statement No. 133. These terms and conditions include the lack of a term or maturity date, inclusion of a dividend feature and participation versus protective rights as discussed below:

•	The perpetual nature of the Series E Preferred Stock is persuasive evidence that it is more akin to equity.

•

The holders of Series E Preferred Stock are entitled to dividends when and if, declared by the Board of Directors. Since equity instruments usually contain rights to dividends and debt instruments usually have a coupon rate, the inclusion of the dividend feature is persuasive evidence that it is more akin to equity.

•

Generally, equity instruments are expected to embody participation rights. Conversely, creditors generally provide for protective rights in debt contracts. Participating rights in the agreement include voting rights and powers, subject to the beneficial ownership cap, (equal to the voting rights and powers of holders of our common stock on an as converted basis) and a right to participate in earnings through the dividend feature. There were no protective rights in the agreement.

In complying with the guidance provided in EITF D-109 Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under Statement No. 133 we concluded, based upon the preponderance and weight of all terms, conditions and features of the host contract, that the Series E Preferred was more akin to an equity instrument for purposes of considering the clear and close relation of the embedded feature to the host contract. Since the preferred stock is considered more closely related to equity than debt, the equity conversion option is considered clearly and closely related to the host contract and the embedded conversion option is not bifurcated and accounted for separately as a derivative instrument.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

We then determined whether the Series E Preferred Stock was conventional convertible, pursuant to paragraph 4 of EITF 00-19 and paragraph 8 of EITF 05-02.

According to EITF 05-02 Paragraph 8, the definition of conventional convertible is as follows:

“The Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19. Instruments that contain “standard” anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.”

Each share of Series E Preferred Stock is convertible into one share of common stock and the agreements contain only standard anti-dilution provisions. Instruments that contain standard antidilution provisions do not preclude a conclusion that an instrument is convertible into a fixed number of shares, therefore, the Series E Preferred stock would meet the definition of conventional convertible. Further, we also concluded that bifurcation was not necessary since the Series E Preferred was more akin to an equity instrument.

Note 10 – Income Taxes

8.	Please disclose the amounts and expiration dates of your net operating loss carry forwards as of December 31, 2007. See paragraph 48 of SFAS 109.

Response

The Company has reviewed the pre merger net operating loss carryovers and determined all net operating losses and credits expired on the date of acquisition pursuant to the change of ownership rules under IRC section 382. The Company acknowledges the staff’s comment and will remove any reference to pre merger net operating losses in future filings.

Item 8A – Controls and Procedures, page 18

9.	You disclose that your management concluded that internal controls over financial reporting were ineffective as of December 31,2007, however, you have not disclosed any material weakness that may have resulted in your conclusion. To the extent that you identified any material weakness in you internal control over financial reporting, please disclose the nature of the material weakness and how you plan to remediate these weaknesses. Refer to Item 308T(a)(3) of Regulation S-B. To the extent that you had material weakness which were not disclosed in your Form 10-KSB for the year ended December 31, 2007, please consider whether management’s failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response

The Company acknowledges the staff’s comment and will update our controls and procedures footnote in future filings as follows:

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision and with the participation of our management, including our chief executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using framework similar to criteria referenced in the initial steps of the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

A material weakness is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In its assessment of the effectiveness of the Company’s internal controls over financial reporting, management determined that there were control deficiencies that constituted material weaknesses, as described below.

* We have noted that there may be an insufficient quantity of dedicated resources and experienced personnel involved in reviewing and designing internal controls. As a result, a material misstatement of the interim and annual financial statements could occur and not be prevented or detected on a timely basis.

*We have not achieved an optimal level of segregation of duties relative to key financial reporting functions.

*We do not have an audit committee or an independent audit committee financial expert. While not being legally obligated to have an audit committee or independent audit committee financial expert, it is the managements view that to have audit committee, comprised of independent board members, and an independent audit committee financial expert is an important entity-level control over the Company’s financial statements. Currently, the Board does not have sufficient independent directors to form such an audit committee. Also, the Board of Directors does not have an independent director with sufficient financial expertise to serve as an independent financial expert.

*We have not achieved an optimal segregation of duties for executive officers of Deer Valley Corporation, the parent entity. Specifically, the chief executive officer of Deer Valley Corporation, the parent entity, also serves as Deer Valley Corporation’s chief financial officer.

*Due to the complex nature of recording derivatives and similar financial instruments, we noted a need for increased coordination and review of techniques and assumptions used in recording derivatives to ensure accounting in conformity with generally accepted accounting principles.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Remediation Efforts to Address Deficiencies in Internal Control Over Financial Reporting

As a result of the findings from the investigation and a company-led accounting review, management intends to take practical, cost-effective steps in implementing internal controls, including the following remedial measures:

*Interviewing and potentially hiring outside consultants that are experts in designing internal controls over financial reporting based on criteria established in Internal Control-Integrated Framework issued by COSO.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

*Assessing the current duties of existing personnel and consultants, assigning additional duties to existing personnel and consultants, and, in a cost effective manner, potentially hiring additional personnel to assist with the preparation of the Company’s financial statements to allow for proper segregation of duties, as well as additional resources for control documentation.

*The Company has hired an outside consultant to assist with controls over the review and application of derivatives to ensure accounting in conformity with generally accepted accounting principles.

*Assessing the current duties of the existing officers of Deer Valley Corporation and, in a cost effective manner, possibly promote or hire additional personnel to diversify duties and responsibilities of such executive officers.

*Board to review and make recommendations to shareholders concerning the composition of the Board of Directors, with particular focus on issues of independence. The Board of Directors to consider nominating an audit committee and audit committee financial expert, which may or may not consist of independent members.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting identified in the evaluation that occurred during our fourth quarter of fiscal year 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

10.	Please address the above comments in your interim filings as well.

Response

The Company acknowledges the Staff’s comments and proposes the following responses below to comment 10 related to those previously discussed items impacting our interim disclosures:

Note 2 – Summary of Significant Accounting Policies, page F-5

Response

The Company acknowledges the staff’s comment and will update our significant accounting policies to disclose that the following types of expenses are included in our cost of revenue line item: purchase and receiving costs, freight in, direct and indirect labor, supply costs, warehousing, direct and indirect overhead costs, inspection, transfer, actual and accrued warranty, depreciation, and amortization costs.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Additionally the Company will disclose the following types of expenses are included in the selling, general, and administrative expense line item in future filings: sales commissions, bad debt expense, advertising, administrative overhead and labor, and legal and professional fees.

The following is an example of disclosure to be included in future filings:

Cost of Sales- The Company includes the following types of expenses in cost of sales: purchase and receiving costs, freight in, direct and indirect labor, supply costs, warehousing, direct and indirect overhead costs, inspection, transfer, actual and accrued warranty, depreciation, and amortization costs

Selling, General, and Administrative- The Company includes the following types of expenses in selling, general, and administrative expense: sales commissions, bad debt expense, advertising, administrative overhead and labor, and legal and professional fees.

Stock Based Compensation

Response

Paragraphs 64 and 65, A242 and B229 through B245 of SFAS123(R) deal with financial statement disclosures related to stock-based compensation arrangements. Pursuant to these sections, the minimum disclosure requirements included in SFAS123(R) generally are related to annual financial statements. Paragraph B239 of the statement indicates that companies should look to the general requirements of APB Opinion 28, Interim Financial Reporting, for quarterly statements. The FASB also notes in paragraph B239, however, that if a company’s share based compensation cost is significant, it may wish to provide information in addition to that required by Opinion 28 in its quarterly statements, including the total amount of the share-based compensation cost, in order to help users better understand the quarterly reports. Since we did not grant any options during the periods ending March 31, 2008 and June 30, 2008 respectively, nor did we grant options during the comparative periods March 31, 2007 and June 30, 2007 respectively, disclosures related to our volatility calculations and our expected term are not required.

Put Liability

For purposes of valuing the put liability, we calculated our estimate of expected volatility in a manner consistent with the interpretive response to Question 6 Topic D of SAB 107. While the guidance is specifically addressing the valuation of stock-option awards, we believe this to be analogous to the Put Liability with respect to calculating expected volatility. Accordingly, we established a peer group consisting of 7 companies with similar characteristics as our Company (those used above in valuing stock-option grants along with 2 additional), and used a blended average of historical volatilities of these peers over historical periods commensurate with the term of the Put instrument being valued. The Put is being valued over a three year contractual term consisting of three valuation dates or tranches. The following tables reflect our calculated estimate of expected volatility which we used in our valuation model:

	Volatility Period
Valuation Date	Beginning Date	End Date for Volatility	Yrs	Weighted Average Volatility	Total Weight*
MARCH 31, 2008
TRANCHE 1	03/31/07	03/31/08	1	59.09%	100%
TRANCHE 2	03/31/06	03/31/08	2	49.84%	100%
TRANCHE 3	03/31/04	03/31/08	3	45.21%	100%
JUNE 30, 2008
TRANCHE 1	06/30/07	06/30/08	1	50.80%	100%
TRANCHE 2	06/30/06	06/30/08	2	47.46%	100%
TRANCHE 3	06/30/05	06/30/08	3	44.48%	100%

*	The sum weight of all peer company’s equals the total weight.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

Peer Group	Weighting	Tranche 1	Tranche 2	Tranche 3
MARCH 31, 2008
Peer 1	15%	52.02%	50.53%	53.42%
Peer 2	10%	75.86%	71.59%	65.23%
Peer 3	15%	61.92%	51.59%	47.91%
Peer 4	15%	68.37%	52.98%	46.92%
Peer 5	15%	60.47%	50.06%	45.99%
Peer 6	20%	44.53%	36.73%	39.29%
Peer 7	10%	61.80%	45.58%	37.15%
JUNE 30, 2008
Peer 1	15%	60.92%	53.57%	54.15%
Peer 2	10%	77.43%	72.56%	66.03%
Peer 3	15%	77.88%	62.06%	55.11%
Peer 4	15%	70.22%	54.24%	47.94%
Peer 5	15%	60.88%	50.13%	46.41%
Peer 6	20%	45.95%	37.61%	39.17%
Peer 7	10%	49.50%	47.63%	38.85%

11.	We note your statement that you will be required to adopt SFAS 157 in the first quarter of fiscal 2009 and are currently evaluating the requirements of SFAS 157. SFAS 157 is effective for the fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As such, you were required to adopt SFAS 157 in the first quarter of fiscal 2008. Please note that FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while the remainder of SFAS 157 is still effective for fiscal years beginning after November 15, 2007. Please revise accordingly.

Response

The Company acknowledges the staff’s comment and will update our recent accounting pronouncements footnote in future filings as follows:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250

United States Securities and Exchange Commission

October 7, 2008

12.	We note that you are currently evaluating the impact of the adoption of SFAS 159. Since SFAS 159 was effective for you in the first quarter of fiscal 2008, please revise to disclose your conclusion of the impact of adoption of SFAS 159.

Response

The Company acknowledges the staff’s comment and will update our recent accounting pronouncements footnote in future filings as follows:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company’s future financial position or results of operations.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

Charles G. Masters
President, President and Chief Executive Officer

cc: Bush Ross, P.A.

3111 W. Dr. MLK Blvd., Ste 100, Tampa, FL 33607

813.418.5250